Exhibit 99.2

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,654	$1,661
Restricted cash	199	150
Prepaid expenses and other receivables	561	170
Trade receivables	74	73

Total current assets	3,488	2,054

NON-CURRENT ASSETS:
Property, plant and equipment, net	10,711	7,793
Operating lease right-of-use assets	2,976	1,779

Total non-current assets	13,687	9,572

Total assets	$17,175	$11,626

The accompanying notes are an integral part of the condensed consolidated financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2026	2025

LIABILITIES NET OF CAPITAL DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$844	$407
Operating lease liabilities	369	329
Other payables	1,019	849

Total current liabilities	2,232	1,585

NON-CURRENT LIABILITIES:
Loan from others	285	294
Non-current operating lease liabilities	2,926	1,644

Total non-current liabilities	3,211	1,938

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value: Authorized: 1,600,000,000,000 shares at June 30, 2026 and at December 31, 2025; Issued and outstanding 22,800,887,584, shares at June 30, 2026 and 13,872,899,584 shares at December 31, 2025		-
Preferred shares, no par value; Authorized: 1,000 shares at June 30, 2026 and 1,000 shares at December 31, 2025 (redemption amount of $34,000); Issued and outstanding: 1,000 shares at June 30, 2026 and 1,000 shares at December 31, 2025.	5,627	5,627
Additional paid-in capital	132,516	130,062
Accumulated deficit	(124,272)	(125,846)
Accumulated other comprehensive loss	(2,139)	(1,740)

Total shareholders’ equity	11,732	8,103

Total liabilities and shareholders’ equity	$17,175	$11,626

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	For the six months ended June 30,
	2026	2025

Revenues	949	773
Cost of revenues	$(3,319)	$(2,043)
Gross profit (loss)	(2,370)	(1,270)

Research and development expenses, net	(839)	(1,237)
Marketing, general, and administrative expenses	(1,404)	(1,256)
Total operating expenses	(2,243)	(2,493)

Total operating profit (loss)	(4,613)	(3,763)

Gain from bargain purchase	6,401	-

Total Financial Income (Expenses) net,	(214)	(371)

Net profit (loss)	$1,574	$(4,134)

Net loss per share attributable to ordinary shareholders, basic and diluted	(* )	(* )
Weighted average number of shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	30,189,667,540	6,364,731,650

*	Less than $0.01

The accompanying notes are an integral part of the condensed consolidated financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	For the six months ended June 30
	2026	2025

Net profit (loss)	$1,574	$(4,134)

Other comprehensive income:
Foreign currency translation adjustments	(399)	-

Total comprehensive profit (loss)	1,175	$(4,134)

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated comprehensive	Accumulated equity	Total shareholders’ equity
	Number	Amount	Number	Amount	capital	loss	(deficit)	(deficit)

Balance as of January 1, 2026	13,872,899,584	-	1,000	$5,627	130,062	(1,740)	(125,846)	8,103
Vested RSU’s	279,100,000	-	-	-	-	-		-
Share-based compensation	-	-	-	-	128	-		128
Issuance of pre-funded warrants, net of issuance costs	8,598,960,000				2,321			2,321
Cumulative translation adjustment						(399)		(399)
Issuance of ordinary shares	49,928,000	-	-	-	5	-		5
Net profit (loss)	-	-	-	-	-	-	1,574	1,574
Balance as of June 30, 2026	22,800,887,584	-	1,000	5,627	132,516	(2,139)	(124,272)	11,732

*	Ordinary shares have no par value

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated comprehensive	Accumulated equity	Total shareholders’ equity
	Number	Amount	Number	Amount	capital	loss	(deficit)	(deficit)

Balance as of January 1, 2025	3,411,983,584	*	1,000	$5,627	$123,629	$(1,740)	$(117,539)	$9,977
Vested RSU’s	32,816,000	-	-	-	-	-	-	-
Share-based compensation					270			270
Exercise of prefunded warrants	322,944,000	-	-	-	-	-	-	-
Issuance of ordinary shares	2,288,880,000	-	-	-	$1,745	-	-	$1,745
Net loss	-	-	-	-	-	-	(4,134)	(4,134)
Balance as of June 30, 2025	6,056,623,584	-	1,000	$5,627	$125,644	$(1,740)	$(121,673)	$7,858

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the six months ended June 30,
	2026	2025

Cash flows from operating activities:

Net profit (loss)	$1,574	$(4,134)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Depreciation of property, plant and equipment	1,039	704
Financial expense (income) related to loan from others	(9)	33
Share-based compensation	128	270
Decrease (increase) in trade receivables	129	(56)
Gain from bargain purchase	(6,401)	-
Decrease (increase) in other receivables	(233)	(23)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(226)	(42)
SEPA commitment fees		164
Changes in operating lease right-of-use assets	117	31
Increase in trade payables	264	283
Changes in operating lease liabilities	(117)	237
Increase (decrease) in other payables	(185)	(42)

Net cash used in operating activities	(3,920)	(2,575)

Cash flows from investing activities:

Purchase of property, plant and equipment	(115)	(12)
Cash received in business combination	2,751	-

Net cash used in investing activities	$2,636	$(12)

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the six months ended June 30,
	2026	2025

Cash flows from financing activities:

Proceeds from issuance of ordinary shares for SEPA holders, net	5	1,581
Proceeds pre-funded warrants for PIPE holders, net	2,321

Net cash provided by financing activities	2,326	1,581

Effect of exchange rate changes on cash, cash equivalents and restricted cash	-	42

Increase (decrease) in cash, cash equivalents and restricted cash	1,042	(964)
Cash, cash equivalents and restricted cash at beginning of period	1,811	2,095

Cash, cash equivalents and restricted cash at end of period	$2,853	1,131

Non-cash transactions:
Shares issued for SEPA financing agreement	$6	100

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$2,654	989
Restricted cash	199	142

Cash, cash equivalents and restricted cash	$2,853	1,131

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL

a.	Scinai Immunotherapeutics Ltd. (the “Company”) is a biopharmaceutical company with two complementary business activities: (i) research and development focused on innovative therapeutics in inflammation and immunology; and (ii) a contract development and manufacturing organization (“CDMO”) business operated through its wholly owned subsidiary, Scinai Biopharma Services Ltd.

The Company’s R&D activities are focused primarily on two areas: (i) the development of therapeutic candidates based on its NanoAb (VHH antibody fragment) platform, including programs conducted in collaboration with the Max Planck Society (“MPG”), including the Max Planck Institute for Multidisciplinary Sciences, and the University Medical Center Göttingen (“UMG”), both located in Germany; and (ii) the advancement of PC111, a fully human monoclonal antibody targeting soluble Fas Ligand for the treatment of severe dermatological conditions, pursuant to the Company’s option agreement relating to PinCell S.r.l. The Company advances its therapeutic programs through the pre-clinical and clinical development stages required for regulatory approval, subject to available funding and applicable contractual arrangements.

The Company’s CDMO business provides development and manufacturing services to biotechnology and pharmaceutical companies, supporting programs from early-stage development through clinical-stage manufacturing. Following the acquisition of Recipharm Israel Ltd. in February 2026, the CDMO business operates through facilities in Jerusalem and Yavne, Israel. The Jerusalem facility is focused primarily on early-stage development, analytics, biologics manufacturing and aseptic processing, while the Yavne facility provides early chemistry development and cGMP manufacturing of active pharmaceutical ingredients (“APIs”) for clinical trials supplies.

The Company was incorporated on July 21, 2003, in Israel and commenced its activities on March 31, 2005. In 2007, the Company completed an initial public offering of its ordinary shares on the Tel Aviv Stock Exchange (“TASE”) and voluntarily delisted from the TASE in January 2018. In May 2015, the Company completed an initial public offering of American Depositary Shares (“ADSs”) on the Nasdaq Capital Market. The Company’s principal executive offices are located in Jerusalem, Israel.

On April 6, 2026, the Company announced the completion of a strategic corporate reorganization establishing a dedicated CDMO platform alongside a streamlined R&D organization, representing a structural transformation of the Company’s operating model, designed to enhance capital efficiency, improve operational focus and position each business to independently create and capture value. As part of the corporate reorganization designed to consolidate the Company’s CDMO activities, the Company transferred all CDMO-related operations, including the related employees, operating activities, equipment, contracts, and other operational assets and liabilities associated with the CDMO business, to Scinai Biopharma Services Ltd. establishing it as the Company’s dedicated CDMO subsidiary, operating as a fully integrated, privately held CDMO platform, wholly owned by the Company.

b.	Regional hostilities and geopolitical tensions in the Middle East continue to create uncertainty and may adversely affect the Company’s operations, workforce availability, supply chain, ability to raise capital and overall business environment

c.	On March 23, 2022, the Company entered into a Research Collaboration Agreement (“RCA”) with MPG and UMG with an initial term of five years. The agreement covers the discovery, selection, and characterization of nanoAbs (single domain VHH antibody fragments) directed at several molecular targets implicated in diseases where the Company believes there is significant unmet need. The Company aims to address these unmet needs by harnessing the unique attributes of nanoAbs, such as their strong binding affinity, stability at elevated temperatures, and ability to support more effective and convenient routes of administration. The molecular targets and related diseases were identified through a consulting project with the global healthcare management firm L.E.K., and they correspond to validated targets of currently marketed monoclonal antibodies for conditions such as psoriasis, asthma, macular degeneration, and psoriatic arthritis. Under the RCA, the Company holds an exclusive option to enter into a license agreement with MPG and UMG for the development and commercialization of each of the nanoAbs covered by the collaboration.

d.	On June 5, 2023, the Company announced that as part of our ongoing broad-based collaboration with the Max Planck Society and the University Medical Center Gottingen (UMG), we signed an exclusive worldwide license agreement to develop and commercialize VHH antibodies (NanoAbs) targeting Interleukin-17 (IL-17) as treatments for all potential indications, starting with psoriasis and psoriatic arthritis.

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL (Cont.)

e.	On September 6, 2023, the Company launched its CDMO business, Scinai Biopharma Services, focused on providing development and manufacturing services to the biotechnology industry, including GMP manufacturing for clinical trials. Since its establishment, the CDMO business has engaged with multiple customers and developed a growing client pipeline primarily in Israel and the United States. The CDMO business is still in the early stages of growth, and its continued success depends on securing additional customers and the Company’s ability to finance its operations. In March 2026, an impairment analysis of the CDMO facility was performed in accordance with ASC 360, which concluded that the carrying value of the facility was recoverable and no impairment was required.

f.	On March 24, 2025, the company acquired a Polish shell company without any operations or net assets, Scinai Immunotherapeutics Spółka z ograniczoną odpowiedzialnością, for total consideration of $1 as to serve as our wholly-owned subsidiary in Poland and as an applicant for potential grants under programs established by the Polish government.

g.	On March 27, 2025, the Company entered into a binding option agreement with the shareholders of PinCell S.r.l. (“PinCell”), pursuant to which the Company obtained an exclusive and irrevocable option to acquire 100% of the fully diluted share capital of PinCell, an Italian biotechnology company developing PC111, a fully human monoclonal antibody targeting soluble Fas Ligand for the treatment of severe dermatological conditions, including pemphigus and Stevens-Johnson Syndrome/Toxic Epidermal Necrolysis (“SJS/TEN”). In connection with the transaction, the Company established a wholly owned Polish subsidiary to support the development of PC111 and pursue non-dilutive funding under the European Funds for a Modern Economy (“FENG”) program in Poland. PC111 has received Orphan Drug Designation from the European Medicines Agency (“EMA”) for pemphigus.

h.	Under the terms of the option agreement, the Company was granted the right to acquire 100% of the fully diluted share capital of PinCell for total consideration of $200. The Company paid $50 upon signing and the remaining $150 during 2025. The option is exercisable upon the satisfaction of certain conditions, including either (i) receipt of non-dilutive grant funding of at least €11 million by the Company’s Polish subsidiary, or (ii) securing at least $3 million of dedicated funding for the development of PC111. If the Company elects not to proceed with the acquisition, or if the option expires unexercised, an additional $50 cancellation fee is payable. The upfront payment and potential cancellation fee represent payments for in-process research and development (“IPR&D”) with no alternative future use. Accordingly, these amounts were expensed as incurred as research and development expenses. During 2025, the Company recognized total research and development expenses of $250 in connection with this arrangement and recorded a liability of $50 as of December 31, 2025.

i.	On September 11, 2025, following the rejection of the initial grant application and while an appeal was pending, the parties entered into a first amendment to the option agreement, pursuant to which the deadline for fulfillment of the option conditions was extended to February 28, 2026 and the deadline for exercise of the option was extended to March 31, 2026. The appeal was subsequently rejected in November 2025.

j.	On February 27, 2026, the Company entered into a second amendment to the option agreement. The amendment extended the deadline for satisfaction of the option conditions to August 31, 2026 and the option exercise date to September 30, 2026. In addition, the Company agreed to make monthly payments of approximately €13 thousand through August 2026, approximately €80 thousand in aggregate, to support PinCell’s operating activities. These payments are non-refundable and are treated as additional consideration under the option agreement.

k.	Following the rejection of the initial grant application and subsequent appeal, during the first half of 2026 the Company and its external grant consultant prepared a revised application under the FENG program seeking approximately €12 million of non-dilutive funding to support the continued development of PC111. The revised application was intended to be submitted by the applicable March 30, 2026 deadline.

l.	Subsequent to June 30, 2026, the Company became aware that, due to an administrative error by the external grant consultant, the revised application had not been successfully submitted by the applicable deadline. As a result, no award decision will be received in respect of that application. The Company and PinCell intend to pursue resubmission of the application in the next eligible FENG funding round.

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL (Cont.)

Following this development, the Company and PinCell are discussing a further amendment to the option agreement to extend the option period in light of the revised anticipated grant and development timeline. The proposed amendment is expected to address the duration of the extension and certain related funding and other commercial terms. The parties have not yet finalized such amendment, and there can be no assurance as to whether or when an amendment will be entered into or as to its final terms.

m.	On March 3, 2025, the Company entered into a Standby Equity Purchase Agreement (the “March 2025 SEPA”) with YA II PN, Ltd. (“YA”), pursuant to which the Company had the right, but not the obligation, to sell to YA, from time to time and subject to the terms and conditions of the agreement, up to $10,000 of the Company’s ADSs. As consideration for YA’s commitment, the Company issued 2,878 ADSs and recognized issuance-related costs of approximately $150.

During 2025, the Company completed multiple drawdowns under the March 2025 SEPA, receiving aggregate gross proceeds of approximately $5,800 through the issuance of approximately 220 thousands ADSs.

n.	The March 2025 SEPA was subsequently automatically terminated upon the effectiveness of the registration statement relating to the September 2025 SEPA described below, other than certain provisions that survived termination. On September 10, 2025, the Company entered into a new Standby Equity Purchase Agreement (the “September 2025 SEPA”) with YA, pursuant to which the Company has the right, but not the obligation, to sell to YA, from time to time during the 36-month term of the agreement and subject to its terms and conditions, up to $15,000 of the Company’s ADSs.

Under the September 2025 SEPA, ADSs sold pursuant to an Advance are generally purchased by YA at a price equal to 97% of the lowest daily volume-weighted average price of the ADSs during the applicable three-trading-day pricing period, subject to the Company’s right to specify a minimum acceptable price.

o.	As consideration for YA’s commitment, the Company agreed to pay a commitment fee of $108, of which 50% was satisfied upon execution of the agreement through the issuance of 3,546 ADSs to YA and the remaining 50% was payable in cash on the earlier of the first issuance of ADSs pursuant to an Advance and 90 calendar days following the effectiveness of the related registration statement. On March 2, 2026, the Company issued 1,248 ADSs to YA for an aggregate purchase price of approximately $11, of which approximately $5 was paid to the Company in cash and approximately $5 was applied toward the outstanding commitment fee under the September 2025 SEPA.

p.	On February 16, 2026, the Company entered into a Share Purchase Agreement (the “SPA”) with Recipharm AB, Recipharm Israel Ltd. and certain minority shareholders (collectively, the “Sellers”), pursuant to which the Company acquired 100% of the issued and outstanding share capital of Recipharm Israel Ltd. (the “Subsidiary”). The aggregate purchase price for the shares was €1. In connection with the transaction, immediately prior to closing, Recipharm AB funded the Subsidiary such that, at closing, the Subsidiary held cash of €2.0 million plus amounts for certain pre-closing expenses and liabilities. Concurrently with the closing, Recipharm AB assigned to the Company all of its rights under an existing intercompany loan agreement with the Subsidiary, including all outstanding principal and accrued interest, for nominal consideration of €1. The transaction closed simultaneously with execution of the SPA and was entered into in connection with a commercial collaboration agreement between the parties. The SPA contains customary representations and warranties relating to, among other things, corporate authority, capitalization, financial statements prepared in accordance with IFRS, intellectual property, material contracts, tax matters, employees and regulatory compliance, as well as customary covenants and indemnification provisions, including obligations relating to pre-closing taxes and liabilities, termination of certain intercompany arrangements, transition support, and post-closing use of the “Recipharm” name.

q.	The transaction was accounted for as a business combination in accordance with ASC 805, Business Combinations. The Company included the financial position of the Subsidiary in its condensed consolidated balance sheet as of June 30, 2026, and the results of operations of the Subsidiary from the acquisition date through June 30, 2026 in its condensed consolidated statements of operations.

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL (Cont.)

r.	The Company has performed a preliminary purchase price allocation (“PPA”) associated with the acquisition based on management’s valuation analyses and estimated fair values of the assets acquired and liabilities assumed as of the acquisition date. Management reassessed the identification and measurement of all assets acquired and liabilities assumed as well as the procedures used to determine the amounts recognized at the acquisition date and concluded that the resulting allocation appropriately reflects the estimated fair values as of the acquisition date. Based on the preliminary PPA, the Company recognized a gain from bargain purchase of approximately $6.4 million, representing the excess of the estimated fair value of the identifiable net assets acquired over the consideration transferred.

The valuation of certain acquired assets and assumed liabilities remains subject to further review and refinement. Accordingly, the purchase price allocation is preliminary and may be adjusted during the measurement period, not to exceed one year from the acquisition date, as additional information becomes available regarding facts and circumstances that existed as of the acquisition date. Any such adjustments may result in changes to the provisional amounts recognized, including property and equipment, working capital balances, lease-related assets and liabilities, and the resulting gain from the bargain purchase.

The preliminary allocation of the purchase price is summarized below (in thousands of U.S. dollars):

Cash and cash equivalents	2,751
Trade receivables	130
Other receivables	158
Property and equipment	3,890
Operating lease right-of-use assets	1,314
Trade payables	(173)
Other payables	(355)
Operating lease liabilities	(1,314)
Net identifiable assets acquired	6,401

As the consideration transferred was nominal (€1), substantially all of the fair value of the net identifiable assets acquired resulted in a gain from bargain purchase of approximately $6.4 million.

From the acquisition date through June 30, 2026, the acquired business contributed revenues of approximately $654 and a net loss of approximately $2,058 to the Company’s condensed consolidated statements of operations.

The bargain purchase resulted primarily from the seller’s strategic decision to exit the Yavne operation as part of a broader rationalization of its global manufacturing footprint in a manner that allowed it to prioritize an orderly and timely exit from the operation, together with the preservation of potential future commercial opportunities via an ongoing cross referral business relationship with the Company, rather than maximizing immediate sale proceeds, and accepting nominal consideration for the business despite the positive fair value of the identifiable net assets transferred.

a.	On March 5, 2026, Recipharm Israel Ltd. changed its legal name to Scinai Biopharma Service Ltd.

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

a.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the information contained herein reflects all adjustments necessary for a fair statement of our results of operations, financial position, cash flows, and shareholders’ equity. All such adjustments are of a normal, recurring nature.

The results of operations for the six months ended June 30, 2026, shown in these financial statements are not necessarily indicative of the results to be expected for the full year ending December 31, 2026. The unaudited condensed financial statements should be read in conjunction with the audited financial statements that were included in Form 20-F for the year ended December 31, 2025. The carrying value of cash and cash equivalents, account receivables, prepaid and other receivables and accounts payable (included in the condensed balance sheets) approximates their fair value because of their generally short maturities.

There have been no material changes in our significant accounting policies as described in our financial statements for the year ended December 31, 2025.

b.	New Accounting Pronouncements

Recently issued accounting pronouncements, not yet adopted:

ASU 2024-03 - Income Statement Reporting Comprehensive Income.

In November 2024, the FASB issued ASU 2024-03, Income Statement Reporting Comprehensive Income Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public business entities to disclose disaggregated information about certain expenses (including employee compensation, purchases of inventory, depreciation, and intangible amortization) in a tabular format in the footnotes to the financial statements. The objective of the ASU is to enhance expense transparency for investors. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027; early adoption is permitted. The Company is evaluating the impact of this guidance on its financial statement disclosures.

ASU 2025-01 — Income Statement (Topic 220-40): Clarifying the Effective Date for Expense Disaggregation Disclosures

In January 2025, the FASB issued ASU 2025-01, Income Statement Reporting Comprehensive Income Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarifies the effective date provisions of ASU 2024-03. The guidance does not change the underlying disclosure requirements but aligns the timing of required implementation. ASU 2025-01 is effective for annual reporting periods beginning after December 15, 2026, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statement disclosures.

ASU 2025-03 — Business Combinations (Topic 805) and Consolidation (Topic 810)

In March 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Amendments to Certain Disclosure and Presentation Requirements, which enhances clarity and consistency in presentation and disclosure requirements related to acquired businesses and consolidated entities, including variable interest entities. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the potential impact of adopting this guidance.

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Cont.)

ASU 2025-05 — Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which introduces a practical expedient for estimating expected credit losses for certain short-term receivables and contract assets. The Company has assessed the impact of this guidance, and has no material impact.

ASU 2025-06 — Intangibles—Goodwill and Other (Subtopic 350-40): Internal-Use Software.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Amendments to Internal-Use Software Guidance, which modifies the criteria for capitalizing software development costs and removes references to development stages. The guidance also clarifies the accounting for certain web-based software arrangements. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027, including interim periods within those years, with early adoption permitted. The Company is currently evaluating the effect of this update on the timing of capitalization and related disclosures.

ASU 2025-10 — Government Grants (Topic 832)

In November 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides comprehensive guidance on the recognition, measurement, and presentation of government grants. The amendments are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company is evaluating the impact of this guidance on its accounting for government assistance arrangements.

ASU 2025-11 — Interim Reporting (Topic 270): Narrow-Scope Improvements

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the organization and application of interim disclosure requirements and establishes a principle requiring disclosure of material events occurring since the most recent annual reporting period. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the potential impact of this guidance on its interim financial statement disclosures.

NOTE 3: - COMMITMENTS

Since 2006, the Company has received approximately $6,400 in grants from the Israeli Innovation Authority (“IIA”), of which approximately $4,600 related to the research and development of M-001 and approximately $1,800 related to the development and expansion of the Company’s CDMO business. During the six months ended June 30, 2026, the Company received additional grant proceeds of approximately $100 in connection with its CDMO activities. The grants received in connection with the Company’s CDMO activities are not subject to repayment or royalty obligations.

In respect of the grants received for the development of M-001, the Company undertook to pay royalties generally ranging from 3% to 5% of revenues derived from products, services or know-how developed, in whole or in part, using IIA-funded technology, until repayment of the applicable grants plus annual interest in accordance with the IIA rules. As of June 30, 2026, the aggregate royalty repayment ceiling in respect of the M-001 grants, including applicable accrued interest, was approximately $5,309. As of June 30, 2026, the Company had not paid any royalties to the IIA.

Following the results of the Phase 3 clinical trial of M-001, the Company discontinued development of M-001 and does not expect M-001 or the related funded technology to generate revenues. Accordingly, the Company does not currently expect to make royalty payments in respect of the M-001 grants.

The Company remains subject to certain obligations under applicable IIA rules with respect to IIA-funded know-how, including restrictions on the transfer and license of such know-how and, in certain circumstances, manufacturing activities outside Israel. The Company currently has no plans to transfer or license the M-001-related IIA-funded know-how and does not expect these restrictions to have a material effect on its ongoing operations.

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 4: - LOAN FROM OTHERS

On August 21, 2024, the Company completed a restructuring transaction with the European Investment Bank (the “EIB”), which included the execution of a restructuring agreement and an amendment to the finance contract between the Company and the EIB (collectively, the “EIB Restructuring Transaction”).

Pursuant to the EIB Restructuring Transaction, approximately EUR 26.6 million (approximately $29,000), representing substantially all amounts then outstanding under the finance contract, including accrued interest, was converted into 1,000 preferred shares of the Company, with no par value. The Company measured the fair value of the preferred shares using an option pricing model (“OPM”) based on, among other assumptions, an expected term of three years, a risk-free interest rate of 3.8% and expected volatility of 110%.

Following completion of the EIB Restructuring Transaction, an amount of EUR 250 thousand remained outstanding under the finance contract. As of June 30, 2026, the carrying amount of such outstanding balance was approximately $285. The remaining amount matures on December 31, 2031 and does not bear interest.

As part of the EIB Restructuring Transaction, the Company’s previous obligations to pay the EIB (i) royalties based on commercial sales exceeding EUR 5 million and (ii) an amount equal to 10% of the gross proceeds from certain capital raises were terminated.

During the six months ended June 30, 2026, as part of an internal corporate reorganization, the Company transferred its CDMO-related operations, including employees, infrastructure, manufacturing facilities, customer contracts and associated business activities, to its wholly owned subsidiary, Scinai Biopharma Services Ltd., in order to consolidate the Group’s CDMO activities under a single operating subsidiary. In connection with the transfer, the Company engaged with the EIB regarding the consent required under the existing finance contract and the related security arrangements. The EIB has indicated its willingness to consent to the transfer, subject to completion of guarantee and lien documentation from Scinai Biopharma Services Ltd. and related steps.

NOTE 5: - SHAREHOLDERS’ EQUITY

a.	On March 3, 2025, the Company entered into a Standby Equity Purchase Agreement (the “March 2025 SEPA”) with YA II PN, Ltd. (“YA”), pursuant to which the Company had the right, but not the obligation, to sell to YA, from time to time and subject to the terms and conditions of the agreement, up to $10,000 of the Company’s ADSs. As consideration for YA’s commitment, the Company issued 2,878 ADSs and recognized issuance-related costs of approximately $150.

During 2025, the Company completed multiple drawdowns under the March 2025 SEPA, receiving aggregate gross proceeds of approximately $5,800 through the issuance of approximately 220 thousands ADSs.

The March 2025 SEPA was subsequently automatically terminated upon the effectiveness of the registration statement relating to the September 2025 SEPA described below, other than certain provisions that survived termination.

b.	On September 10, 2025, the Company entered into a new Standby Equity Purchase Agreement (the “September 2025 SEPA”) with YA, pursuant to which the Company has the right, but not the obligation, to sell to YA, from time to time during the 36-month term of the agreement and subject to its terms and conditions, up to $15,000 of the Company’s ADSs.

Under the September 2025 SEPA, ADSs sold pursuant to an Advance are generally purchased by YA at a price equal to 97% of the lowest daily volume-weighted average price of the ADSs during the applicable three-trading-day pricing period, subject to the Company’s right to specify a minimum acceptable price.

As consideration for YA’s commitment, the Company agreed to pay a commitment fee of $108, of which 50% was satisfied upon execution of the agreement through the issuance of 3,546 ADSs to YA and the remaining 50% was payable in cash on the earlier of the first issuance of ADSs pursuant to an Advance and 90 calendar days following the effectiveness of the related registration statement.

c.	On March 2, 2026, the Company issued 1,248 ADSs to YA for an aggregate purchase price of approximately $11, of which approximately $5 was paid to the Company in cash and approximately $5 was applied toward the outstanding commitment fee under the September 2025 SEPA.

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 5: - SHAREHOLDERS’ EQUITY (Cont.)

d.	On April 24, 2026, the Company entered into a Securities Purchase Agreement with an institutional life sciences investor and certain new and existing institutional and accredited investors for the sale of an aggregate of 5,208,333 American Depositary Shares (“ADSs”), each representing 4,000 ordinary shares, at a purchase price of $0.48 per ADS. In connection with the private placement, investors also received:

●	Series A warrants to purchase up to 520,833 ADSs at an exercise price of $4.8 per ADS, exercisable immediately and expiring two years from issuance; and

●	Series B warrants to purchase up to 520,833 ADSs at an exercise price of $5.5 per ADS, exercisable immediately and expiring five years from issuance.

Concurrently, the Company entered into a warrant inducement agreement with an existing institutional investor pursuant to which the investor agreed to exercise existing warrants to purchase 22,931 ADSs at an exercise price of $4.8 per ADS. In consideration for such exercise, the Company issued the investor new unregistered warrants to purchase up to 45,862 ADSs, exercisable immediately at an exercise price of $5.5 per ADS and expiring five years from issuance.

The aggregate gross proceeds from the private placement and the warrant inducement transaction were approximately $2.61 million, before deducting placement agent fees and other offering expenses. The financing closed on or about April 27, 2026, subject to customary closing conditions.

NOTE 6: - SHARE-BASED COMPENSATION

a.	Option plans:

Options granted under the Company’s 2005 Israeli Share Option Plan (“Plan”) were exercisable in accordance with the terms of the Plan, within 10 years from the date of grant, against payment of an exercise price. The options generally vest over a period of three or four years.

In March 2018, the Company’s Board of Directors approved the adoption of the Company’s 2018 Israeli Share Option Plan (“2018 Plan”) for the grant of options and restricted shares (“RSU”) to employees, directors and service providers. The options are exercisable within 10 years from the date of grant, against payment of the exercise price, in accordance with the terms of the 2018 Plan. The options generally vest over a period of three or four years.

b.	The total share-based compensation expense related to all of the Company’s equity-based awards, recognized for the six months ended June 30, 2026, and 2025 is comprised as follows:

	Six months ended June 30,
	2026	2025

Cost of revenues	63	138
Research and development expenses	1	$31
Marketing, general and administrative expenses	64	101
Total share-based compensation	$128	$270

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 6: - SHARE-BASED COMPENSATION (Cont.)

c.	During the six months ended June 30, 2026, the Company granted 142,200 RSUs to officers and employees, These RSU’s vest over three years and the fair value of said grant was $53.

During the six months ended June 30, 2025, the Company granted 900 RSUs to employees, These RSU’s vest over three years and the fair value of said grant was $3.

As of June 30, 2026, there are $ 232 total unrecognized costs related to share-based compensation that is expected to be recognized over a period of up to four years.

The fair value of the granted RSUs was determined based on the stock market price of the Company’s ADS on the day of grant.

NOTE 7 - BASIC AND DILUTED NET LOSS PER SHARE

Basic net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, including pre-funded warrants and fully vested RSUs.

The Company applies the two-class method in calculating net income (loss) per ordinary shares. In order to determine the net income (loss) attributable to ordinary shares, the Company first considered the total income allocable to preferred shares. This is calculated using the total net income (loss) less undistributed income allocable to preferred shares due to their redemption feature.

Calculating diluted EPS incorporates the potential impact of dilution that could occur if outstanding dilutive securities were converted into Ordinary shares or exercised. These securities can include stock options, restricted stock units (RSUs), preferred shares and warrants.

Details of the number of shares and loss used in the computation of net loss per share:

	For six months ended June 30
	2026		2025
	Weighted number of shares	Net profit attributable to equity holders of the Company	Weighted number of shares	Net loss attributable to equity holders of the Company
For the computation of basic and diluted loss	30,189,667,540	1,574	6,364,731,650	4,134

a.	For the six months ended June 30, 2026, the following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive: 487,688,000 share options , 1,498,404,000 restricted share units 1,456,000,000 Preferred shares and 60,090,994,496 warrants.

For the six months ended June 30, 2025, the following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive: 97,228,400 share options, 381,104,276 restricted share units 1,456,000,000 Preferred shares and 2,231,316, 096 warrants.

b.	On August 19, 2026, the Company announced a change in the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares, effective August 21, 2026, from one ADS representing 4,000 ordinary shares to one ADS representing 40,000 ordinary shares. The ADS Ratio Change has the same effect on ADS holders as a one-for-ten reverse split of the ADSs. All ADS and per-share amounts presented in these financial statements have been retrospectively adjusted to reflect this change.

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 8 - REVENUES

The following table presents the Company’s revenues disaggregated by the geographic location of its customers:

	Six months ended June 30,
	2026	2025

Israel	485	421
Outside Israel	464	352
Total revenues	$949	$773

NOTE 9 - SEGMENTS

Operating Segments

Management assessed the Company’s operating and reportable segments in accordance with ASC 280, Segment Reporting. The Company’s CEO is the chief operating decision maker (“CODM”).

Following the acquisition of Scinai Biopharma Services Ltd, The company identified one reportable segment, the CDMO operation.

The CDMO is being operated from two facilities, located in Jerusalem and Yavne, Israel, which have complementary technical and operational capabilities, the company manages and assess performance of both facilities on an integrated basis and utilize common management and operational resources. The Company also continues to conduct proprietary research and development activities which are presented as others.

The following table presents the significant expense categories and other segment items regularly reviewed by the CODM in assessing performance and allocating resources.

	Six months ended June 30, 2026
	CDMO	Other	Total

Revenues
External	949	-	949
Total	$949	$-	$949

Cost of revenues
External	(3,319)		(3,319)
Total	$(3,319)	$-	$(3,319)

Research and development expenses, net
External	-	(839)	(839)
Total	-	$(839)	$(839)

Segment operational loss	(3,774)	(839)	(4,613)
Gain from bargain purchase	6,401	-	6,401
Financial expenses (income), net	(214)	-	(214)
Net profit (loss)	$2,413	$(839)	$1,574

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9 - SEGMENTS (Cont.)

	Six months ended June 30, 2025
	CDMO	Other	Total

Revenues
External	773	-	773
Total	$773	$-	$773

Cost of revenues	(2,043)	-	(2,043)
External	-	-	-
Total	$(2,043)	$-	$(2,043)

Research and development expenses, net		-
External	-	(1,237)	(1,237)
Total	$-	$(1,237)	$(1,237)

Segment operational loss	(2,526)	(1,237)	(3,763)
Financial expenses (income), net	(371)	-	(371)
Net loss	$(2,897)	$(1,237)	$(4,134)

NOTE 10 - SUBSEQUENT EVENTS

a.	Subsequent to June 30, 2026, holders exercised an aggregate of 72,300 pre-funded warrants previously issued by us at an exercise price of $0.001 per ADS, resulting in the issuance of 72,300 ADSs. The aggregate cash proceeds received from such exercises were immaterial.

b.	On August 10, 2026, we issued 35,264 ADSs to YA for an aggregate purchase price of approximately $88 thousand. Of this amount, approximately $39 thousand was paid to us in cash and approximately $49 thousand was applied in full satisfaction of the remaining outstanding commitment fee under the September 2025 SEPA.

c.	As of August 20, 2026, the Company had 27,103,220,000 Ordinary Shares issued and outstanding, corresponding to 677,581 ADSs based on the then-current ratio of one ADS representing 40,000 Ordinary Shares.

d.	On August 19, 2026, the Company announced a change in the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares, effective August 21, 2026, from one ADS representing 4,000 ordinary shares to one ADS representing 40,000 ordinary shares. The ADS Ratio Change has the same effect on ADS holders as a one-for-ten reverse split of the ADSs. All ADS and per-share amounts presented in these financial statements have been retrospectively adjusted to reflect this change.